                         SECURITIES AND EXCHANGE COMMISSION
                   450 Fifth Street N.W., Washington, D.C. 20549


                                 AMENDMENT NO. 1 TO
                                    FORM 10 - SB


                    GENERAL FORM FOR REGISTRATION OF SECURITIES
      PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER - 1-14815



                              ZSTAR ENTERPRISES, INC.

               (Exact Name Of Registrant As Specified In Its Charter)


                NEVADA                                  98-019-6675
       -----------------------                     ----------------------
   (State or other jurisdiction of            (I.R.S. Employer Identification
    incorporation or organization)


                               4323 West 12th Avenue
                          Vancouver, B.C., Canada, V6R 2P9
                         (604) 224-5851 Fax: (604) 224-5838
                              Attention: Chui Keung Ho
                  ------------------------------------------------
      (Address, Including Zip Code, And Telephone Number, Including Area Code,
                    Of Registrant's Principal Executive Offices)


             Securities Registered Pursuant to Section 12(b) of the Act:


         Title of each class                Name of each exchange on which each
         to be so registered                  class is sought to be registered
 -----------------------------------        -----------------------------------
             Common Stock                      OTC Electronic Bulletin Board


            Securities Registered Pursuant to Section 12(b) of the Act:

                           Common Shares $.001 par value
                 --------------------------------------------------
                      Title of each class to be so registered


                             Total Number of Pages: 53
                       Index to Exhibits Appears on Page: 52
        (Filing stipulated in United States Dollars Unless Otherwise Stated)

                   INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                 TABLE OF CONTENTS


                                                                                 PAGE
                                                                                 ----
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS. . . . . . . . . . . . . . . . . . .1

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2

     ITEM 1.   DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . . . . . . . .2

     ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION . . . . . . 19

     ITEM 3.   DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . . . . . . . 26

     ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

     ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. . . . 27

     ITEM 6.   EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . 30

     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. . . . . . . . . . . 31

     ITEM 8.   DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . . . 31

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33

     ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY
               AND OTHER SHAREHOLDER MATTERS . . . . . . . . . . . . . . . . . . . 33

     ITEM 2.   LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . 33

     ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING. . . . . . . . . . . . 34

     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . . . . . . . . 34

     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . . . . . . . . . . 35

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53


                                       i

     ITEM 1    INDEX TO EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . 53

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54

                  DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements. All statements, other than statements of historical fact, included in this Form 10-SB, including, without limitation, statements under "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Form 10-SB, including, without limitation, in conjunction with the forward-looking statements included in this Form 10-SB.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                        PART I

ITEM 1.   DESCRIPTION OF BUSINESS

A.   INTRODUCTION

Zstar Enterprises, Inc. ("Company") was organized under the laws of the State on Nevada on June 17, 1998. The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $.001 per share, of which 10,550,000 shares are issued and outstanding as of January 31, 1999.

The Company is a NEW Nevada corporation formed by a small founding group with the intention of (i) providing internet - based hotel discounting services, and
(ii) serving as a holding company for one or more future businesses not yet identified.


The Company has, on February 28, 1999, acquired all of the issued and outstanding shares of stock of Apex Canadian Holidays Ltd., a British Columbia, Canada, corporation ("Apex"), for a sum of $50,000, full and final payment of which was made on April 28, 1999. A description of Apex's operations has been more fully set forth in Paragraph C below.


The Company proposes to sell hotel rooms, at discount rates, directly to travelers who make their own arrangements via the World Wide Web. The Company also proposes to sell rooms at wholesale rates to travel agencies. The Company recognizes the growing influence that the Internet has on communications and commerce. The Company believes that the travel sector is one of the areas that will see tremendous new business opportunities through the Internet. The Company intends to create an easy-to-use website where individuals can research, design and book their own hotel packages at discount prices.


Offering an electronic means to access hotel products will allow the Company to have worldwide sales opportunities 24 hours a day and to accumulate knowledge about client preferences and buying habits. The accumulated data base of user preferences will enable the Company to offer its customers specifically designed travel packages.

B.   THE INDUSTRY

THE TRAVEL INDUSTRY

The travel industry is one of the largest industries in the world. For example, in 1994, Americans took over 220 million trips and spent over $140 billion on travel. International travel continues to grow as airfares become relatively less expensive.

Business travel, tourism and the visiting-friends-and-relatives ("VFR") are all important segments of the industry's customer base.

Leisure travel, or tourism and VFR travel, is usually booked by individuals who are seeking low cost, convenience and knowledge when they book their travel. Business travelers, whether individuals or an entity's corporate travel coordinator are looking for ways to control costs, negotiate long term price arrangements and standardize travel booking procedures.

The traveling public has traditionally relied on travel agencies to provide information and to make bookings. Agencies act as middlemen between the traveler and the provider and receive a commission from the provider for their service.

Historically the travel industry has been at the forefront of adopting new technological innovations with proprietary systems such as Computer Reservations Systems ("CRS"). Travel agencies have been performing a "middleman" function and using their specialized technology infrastructure and knowledge to justify their costs. New technologies and the "capping" of commissions are rendering the traditional service providers un-competitive.

Several trends are affecting the travel industry:

-    increased competition through globalization and deregulation

- changing consumer demands because of changing lifestyles: e.g. specialized adventure travel

-    increased expectations by consumers for convenience and customized packages

- consumers are becoming more knowledgeable and are growing accustomed to using technology

- the Internet and electronic commerce are changing how travel products are bought and sold

THE INTERNET

The Internet is the world's largest telecommunications network in existence today and has brought low cost global computer telecommunications within the reach of all businesses and many consumers in almost all developed and third-world growth economies.

The Internet and Internet technology has been growing and evolving since its inception over 30 years ago. From its inceptions, the Internet was intended as more than just a computer network, but as a means of facilitating collaboration and development at great speed among groups like academics, industry researchers and business entrepreneurs.

Originally created as a means of information exchange for the U.S. Department of Defense, it quickly became adopted by others who developed the network to support open global academic and research activities. People would be able to send messages, research material and various other types of communications electronically. Data would be converted and sent over telephone lines through a vast computer network. Transmission time was much faster than mail or fax with the added advantage of being low cost: no long-distance charges were incurred since messages were relayed to a local computer network.

Innumerable individuals, companies, researchers etc. now use the Internet and its technologies to significantly enhance their specific activity or pursuit.

The worldwide network of hosts (sites) has grown from 2000 to 1 million in the past eight years and is likely to exceed 100 million hosts over the next five years.

The Internet Business Center made the following data available collected from the 10th Annual software Publishing Association Conference:

-    It is estimated that 60% of U.S. households will have PC's by the end of
     1998

-    12% of households with PC's have modems

-    6% of households with PC's subscribe to on-line Internet services

-    the Internet is growing between 6% and 12% per month

-    there are Internet sites in 137 countries

-    the cost of subscribing to an Internet service is declining

- many major businesses (226 of the 490 largest companies) already have a presence on the Internet

-    39% of all communications companies have a presence on the Internet

-    24% of information technology firms have a presence on the Internet


Reasons why people use the internet according to Georgia Tech Research Corporation's ("GTRC") 1998 survey (Of the users surveyed, over one third said that they were willing to pay fees for information services, providing quality was ensured):

[GRAPHIC]

-    86.03% Searching
-    63.01% Browsing
-    54.05% Work
-    51.21% Education
-    47.02% Communication
-    45.48% Entertainment
-    18.65% Shopping

(RESPONDENTS ANSWERED MORE THAN ONE CATEGORY,
CAUSING TOTAL TO BE GREATER THAN 100%)


The Internet has quickly become a mainstream component of everyday life. In June 1998 it was estimated that there were approximately 37 million North Americans on-line. Accessing the Internet is now the third most popular use of computers behind playing games and word processing.

The Internet has created a whole new level of commercial transactions called e-Commerce. Today it is possible to buy everything from groceries to a car on-line. A recent Roper Starch back-up survey conducted in June 1998 indicated that 75% of people on-line have used the Internet to research an item and 22% have actually made a purchase via the Web. A poll commissioned by the Information Technology Association of America in early 1998 estimated that 15% of all adult Americans have used the Internet to make a purchase.

While research shows varying results regarding the use of the Internet, it is clear that the growing numbers indicate that the Internet will be one of the most important tools for both businesses and individuals in the coming years.

[GRAPHIC]

GROWTH

People are spending more time on-line, both at home and at work. In 1994, only three million Americans were connected to the Internet. A joint study by IDC and Relevant Knowledge claims that home Internet users will grow to 102 million in 2002 and the percentage using the Internet for electronic commerce will grow to 50%. The U.S. Department of Commerce estimates that Internet traffic is doubling every 100 days.

Conservative estimates put the number of worldwide users of the Internet at 60 million with nearly 70% living in Canada or the United States. eMarketer predicts that Asia/Pacific Rim, South America and several underdeveloped parts of the world will have more Internet users than the U.S. by the year 2000. By the year 2002, it is expected that there will be 228 million users worldwide, with American users representing only 37% of such user base.

True globalization of Internet use and electronic commerce will occur over the next few years due to:

- the deregulation and lower costs of telecommunications in previously controlled markets.

-    increased computer use and modem penetration

- the attraction of electronic commerce to foreign businesses looking to draw revenues from a worldwide market

E-COMMERCE


Electronic Commerce ("e-Commerce") is the buying and selling of information, products or services via computer networks. e-Commerce is allowing buyers and sellers to communicate directly rather than through third parties.

Consumer oriented industries, such as travel, where service and information play a large part in the buying process, are becoming important e-commerce participants. Generally speaking, the more time consuming and difficult a purchase category is, the more likely it is that consumers will use the Internet versus standard means.


  ------------------------------------------------------------------------------------
              Comparison of Online Consumer Revenue Projections, in Millions
  ------------------------------------------------------------------------------------
                                   MULTI-MEDIA
     YEAR    E-LAND   FORRESTER   RESEARCH GROUP   JUPITER   COWLES/SIMBA      IDC

     1995   $   450      N/A         $  350          N/A        $  614      $  1,000
     1996   $   750    $  518        $  520        $  575       $  993        N/A
     1997   $ 1,500    $1,138        $  850        $1,250         N/A         N/A
     1998   $ 3,700    $2,371          N/A           N/A          N/A         N/A
     1999   $ 6,100    $3,990          N/A           N/A          N/A         N/A
     2000   $10,000    $6,579        $6,500        $7,300       $4,270      $117,000


The travel industry, particularly in relation to airline reservations, was an early entrant into e-Commerce. Internet users quickly discovered the advantages to travel planning and booking on-line. Rather than rely on an airline or agent to give you the best fares, a person could design an itinerary and explore all the options and prices available before booking.


[GRAPHIC]


An e-commerce study by dePaul University found that 60% of Internet users aged 30 to 49 years have already made at least one purchase electronically. Other studies estimate that between 15% and 24% of all Internet users have made a purchase on-line. A report recently released by the Deloitte & Touche Consulting Group estimates that by the Year 2000, e-commerce will grow by 300% and that many businesses will be conducting over half of their business over the Internet.

[GRAPHIC]


A report by eMarketer concludes that consumer e-commerce will grow to $26.6 billion US by 2002 and business-to-business e-commerce will climb to $268 billion US from an estimated $5.6 billion in 1997.

The U.S. Department of Commerce has suggested that e-commerce will surpass $300 million in the next two years. This is partially based on their estimate that Internet usage is doubling every 100 days.



IMPLICATIONS FOR THE TRAVEL INDUSTRY


Technology can promote products in a less expensive and more interactive way than is currently possible in the travel industry.

Multimedia (sound, video and images) allows customers to better understand a hotel property without having to interact with a sales representative or travel agent.

Print material is expensive, becomes quickly outdated and is expensive to distribute. A website, which can be continually maintained and updated avoids those costs.

Costs to hotels or other travel service providers will also fall dramatically. For example, an airline ticket costs $8 to process by conventional means but can be done over the Web for $1. A traditional bank transaction, by comparison, costs $1.07, while the same transaction over the Web costs one cent.

Internet-based travel sites will be able to offer customers two things that are currently not available through conventional travel booking means:

- CONVENIENCE: available 24 hours a day, from home or office; information on several different travel products all in one place--reducing research costs

- CUSTOMIZATION: by noting preferences and anticipating needs, a properly maintained site can target customers with special offers or even integrate products from other suppliers such as travelers checks and cameras.

According to Jupiter Communications, on-line travel revenues are expected to grow from $827 million or less than one percent of all travel revenues in 1997 to $8.9 billion or 8.2% of all travel revenues by the year 2002. Forrester Research on the other hand reports that travel revenues on-line were $276 million in 1997 and are expected to exceed $1.5 billion by the year 2000.

In a recent poll, between 65% and 75% of those using the Internet said that they would consider making a purchase on-line, especially hotel reservations or airline tickets. Of users who have already made purchases vial the Internet, 5% have purchased travel services. Today however, eStats estimates that travel accounts for 24% of all on-line revenues.

[GRAPHIC]

C.   APEX CANADIAN HOLIDAYS LTD.



Apex is a Canadian private company, incorporated on October 24, 1996, with principal offices in British Columbia, Canada. The management and staff of Apex have over 25 years of combined hospitality industry experience. Apex specializes in the sale of hotel rooms (retail and wholesale) and land tour packages primarily in the Asian and North American markets.

Apex currently has hotel room sales of approximately Cdn$0.65 million annually. The company also has a website at www.apexholidays.com that will become the portal for users of the Company's service (subject to consummation of the transaction set forth in the Letter of Intent). The website will undergo a design upgrade in order to meet the Company's objectives. LYNX Internet and Marketing of Vancouver, BC., Canada, will be responsible for the website upgrade as well as management of the site.


Apex's sales for 1998 were adversely affected by the Asian crisis, however, the Company's management believes that the sales will improve this year to more traditional levels as Apex has already seen an increase in revenue for the first few months of this current year.

Apex's Financial Summary (in Canadian dollars):



         Description            1998              1997                 1996
 -----------------------------------------------------------------------------
 Sales                        $645,864         $1,124,618           $1,129,696
 -----------------------------------------------------------------------------
 Gross Margin                   80,195            113,476              109,898
 -----------------------------------------------------------------------------
 (Net Loss)                     (2,445)              (388)             (12,815)
 ------------------------------------------------------------------------------

The Company plans to use proprietary internet software that it is currently developing to independently enhance Apex's existing web site with plans to eventually create a virtual "shopping centre" of travel products. Eventually, the Company anticipates being able to expand its website content to include properties in Europe, Australia and South America.


By acquiring Apex, an established travel hotel and land tour service company, the Company has acquired an established client base. The acquisition of Apex will also give the Company access to management personnel with expertise and experience in the travel related business. Apex already has established infrastructures, such as hotel contracts, that will give the Company an immediate ability to offer properties to website users.




KEY PERSONNEL OF APEX




YEH LOH, MANAGER OF APEX



Ms. Loh has been a travel consultant and tour coordinator since 1987. She specializes in designing tour products and negotiating rates with suppliers and wholesalers. Ms. Loh has traveled extensively and lived in Asia and Canada, and has a strong, first-hand knowledge of the Asia Pacific travel markets. Ms. Loh is trilingual, speaking English, Chinese, and Malay.


MARY S.Y. JIE, TRAVEL CONSULTANT FOR APEX

Ms. Jie has been a travel consultant and tour coordinator since 1994. She specializes in client bookings, and reconfirmation's. Ms. Jie has lived in Hong Kong, Australia and Canada and has a strong, first-hand knowledge of the Asia Pacific travel markets. Ms. Jie is bilingual, speaking both English and Cantonese.

LYNX INTERNET AND MARKETING.

Zstar has entered into an agreement with LYNX Internet & Marketing ("LYNX") of Vancouver, British Columbia, Canada, a local Internet service provider and website designer to develop a website that will meet the Company's business objectives. In addition, LYNX will be responsible for the management of the website and will provide office and hardware server space, and use of its CO-3 communication line (currently more efficient/faster than ISDN lines). Subsequent to the consummation of its acquisition of Apex, the Company will move to larger facilities, if necessary, so that it can retain the flexibility necessary to
upgrade to the most current technology.   The agreement provides for an
operations site, service and partial equipment access for $1,000 per month. The Company has determined that this agreement is sufficient for its first 12-18 months of business activity.

OPERATIONS


With the acquisition of Apex, the Company now has a fully functional travel and hospitality related company. The employees of Apex are expected to be primarily involved in customer service, confirming bookings with hotels and sales/negotiations with hotel properties.



The Company's management presently anticipates that, if and when the Company's website becomes fully operational, the Company will require additional employees. Specifically:


-    One employee in accounting

-    One employee in administration

-    One employee in Information Systems

-    Two employees in Marketing/Sales


The Company is not subject to any collective bargaining agreement. It is anticipated that the Company's employees will be covered by an employee stock option plan; however, at this stage, the terms of such a plan have not been determined.

Although the primary contact with the Company will be via its website, a toll-free telephone number will also be made available in the event that clients need immediate customer service. The Company plans to develop a marketing strategy for its services using trade shows, trade press and strategic advertising on internet browsers such as Yahoo or Lycos.

Technology and management information systems work is expected to be provided on an outsourced basis by LYNX. It is the Company's intention that LYNX will maintain the Company's server capabilities and software programs so that the Company and its clients experience minimal downtime.


The Company expects to have a small, in-house accounting staff to handle collections, payables and bookkeeping duties. The Company also expects to have virtually no receivables because of the nature of its business transactions. Payments will be received from clients as cash (bank drafts) or credit card charges and the Company will be responsible for remitting payments to the relevant hotel a net of commissions. If a client chooses to pay the hotel directly, the hotel will remit the commission to the Company. The

Company may, from time to time, choose to engage independent consultants who have expertise in the internet-related travel business, and in other forms of e-commerce.



The Company anticipates that it will voluntarily file periodic reports as required by the Securities and Exchange Act of 1934 (the "1934 Act"), even if its statutory obligation to file such reports is suspended thereunder.



The Company may, from time to time, choose to engage independent consultant's who have expertise in the internet-related travel business, and in other forms of e-commerce.


D.   PRODUCTS AND SERVICES

The Company does not expect to be dependent on any suppliers for any essential raw material, energy or other items. The Company does not have any existing supply contracts (except with LYNX).

The Company will offer customized hotel packages at discount prices through an Internet website. Internet visitors will be able to arrange and book their own hotel rooms conveniently and securely over the Company's website. Asian and North American properties will be featured ranging from urban locations to vacation settings. The Company anticipates that strategic partnerships will expand its product offerings so that airfares, land tours, car rentals and other travel arrangements may be booked through web site links offered at the site.


The Company plans to be unique in three ways:


     (i) it will represent smaller, independent hotels such as bed and breakfast inns or specialty properties that are unlikely to be affiliated with any central reservations systems or large chains. This will enable the target hotels to get greater exposure, in a cost-effective manner. The Company will earn revenues on a commission basis and through the sale of advertising on its site. Other hotel websites usually charge their listing hotels a listing or participation fee.

     (ii) the Company will offer hotel rooms at discounted prices to retail customers and wholesale rates to travel agencies. Travelers who book through traditional means such as a retail travel agency, toll-free number or travel website generally pay "rack" or retail prices for their hotel rooms. It is envisaged that travelers who book directly through the Company's service will receive hotel rates that are approximately 30% lower than regular retail rates. Travel agencies will receive wholesale rates that will be at a discount to the retail rate. Travel agents will have access to the Company's site via a password which will allow them access to the wholesale rates available to "trade" clientele.

     (iii) the Company's product will be customized. Various travel agencies and tour companies offer hotel and tour packages. As the Company's system expands, it will be able to target users with offerings designed especially with their preferences in mind.

Users will simply access the Company's site and browse through it using a dedicated search engine. Booking hotel rooms will be very simple, allowing the client to specify a number of criteria including destination, price range, number of nights, number of people and so on.

PRODUCT DELIVERY

Clients accessing the Company's website and making bookings will do so by credit card or by special account number/password. The Company will require approximately 48 hours to confirm the reservation with the hotel. When the reservation is made, the Company will send the client a confirmation via e-mail and will charge the credit card. A voucher for the hotel reservation will also be sent to the client via mail or courier.

SUPPLIERS & ADVERTISERS

The Company intends to enter into agreements with both hotels and with hotel re-sellers to list their properties in return for commissions on rooms sold.

The Company will sell banner advertising and links to sites that offer complementary products or services. For example, airlines, tour companies and car rental agencies would be potential advertising clients.

FUTURE PRODUCT LINE ADDITIONS

Products will be added based primarily on what is being sought by the Company's website users. This will be determined through information gathered through on-line questionnaires.

The Company anticipates that it will add other key travel products such as land tour packages and car rentals on a graduated basis. "Accessory" products such as travelers checks, insurance, cameras, etc., may also be added as either direct sale items or links through other web sites offering such items for sale.

TECHNOLOGY

Users of the Company's service will be able to log on to the Company's website, browse hotel properties, make inquiries as to room availability and book their own reservations.

The Company proposes to design its service using existing internet software and hardware technologies. An integrated hardware and software system will be strategically designed to provide an efficient, secure service for users.

COMPETITIVE ADVANTAGES

It is anticipated that the Company will possess three distinct competitive advantages:

     (i) LOW COST: The Company proposes to design and maintain an interactive and integrated website capable of providing information on an extensive list of smaller, independent hotels. The estimated cost to create the site is $5,000, and another $1,000 per month will be required to maintain the site.

            The hotels represented by the Company will pay a commission on bookings. Commission rates vary between 8% and 10%. Traditionally, hotels have relied on sales calls, trade shows and print materials such as brochures and directories to promote their properties. Print materials are costly, become outdated quickly and have a high cost of distribution. A website may be updated with photos and text in a very timely and cost effective manner. Special limited time promotions, for example, may be featured and conveyed to a much wider potential audience than print media. A website may also feature downloadable multimedia presentations, which can be a strong sales tool for a hotel property.

     (ii) CUSTOMER FOCUS: A numbers of travelers prefer the intimacy and uniqueness of smaller hotel properties. The Company will target this customer base. Users who visit the site will be asked questions relating to their travel needs and preferences. The Company will process this information and, based on an understanding of its users needs will select the right hotels for presentation and selection.

     (iii) PRODUCT LEADERSHIP: As the Company's site evolves, it will provide destination information relating to the city, region, climate, visa requirements, points of interest, etc.. The Company will also have directions to get to a particular property as well as products useful for the trip, such as traveler's checks and insurance.

REVENUE PROJECTIONS

It is envisaged that the Company will earn revenues in the form of commissions and advertising fees. It is anticipated that hotels will remit to the Company commissions ranging between 8% and 10% for rooms booked through the Company's website. In addition, banner advertising and website links are projected to generate revenues of $1.6 million per year by the 5th year of the Company's operations. Operating costs, including staff, technology, maintenance and selling and administrative are expected to be $1.0 million by Year 5. Initial capital raised in the amount of $241,000 is being used to develop software, working capital, and capital assets.

BUSINESS OBJECTIVES USING THE INTERNET

- Use the internet as an improvement to the current business communications environment, and as an adjunct to the Company's advertising and marketing strategy, or part of an on-line sales effort.

-    Increase corporate name recognition in a low-cost manner.

-    To survey, and to be in regular communications with, customers.

-    To sell the Company's product globally.

- The Company's target customer profile fits the demographics of the internet user community.

- To match the Company's communications network to the internet communications environment.


E.   MARKETING STRATEGY

As an Internet-based service, the Company will have a presence on the World Wide Web. Key to the Company's success will be the strategic use of Internet links and keywords. Its strongest product feature will be that hotel rooms will be sold at very competitive prices pursuant to pre-existing contracts that the Company will have with individual hotels. The key to the successful marketing of the service will be strategic use of the Internet itself as a marketing tool. The Company plans to develop an effective marketing strategy that includes registering with key search engines such as Yahoo and Alta Vista. The Company may also choose to advertise on various internet portals.

The Company's services will also be outlined in various print materials including brochures and inserts to be included in a variety of mail-outs such as credit car bills or frequent flyer statements.

During the Company's initial marketing phase in Canada, United States and Europe, local press will be targeted with press releases. Advertising will be purchased in key publications such as Conde Nast Traveler, Destinations, various in-flight magazines and local newspaper travel sections.

The Company will also participate in travel trade shows and new product forums that feature travel or Internet-based products.

TARGET SEGMENTS

The Company's target market segment is both travelers and travel agents with access to the Internet and likelihood to participate in e-commerce. As nearly as can be determined from independent studies, this could be as many as 100 million potential users by the year 2002.

Further, the Company intends to target travelers who are interested in smaller, more intimate or more unique hotel properties than can be typically found through other Internet sites. Demographic studies show that a growing number of travelers are seeking the unusual or out-of-the-ordinary when they make travel arrangements.

COMPETITION

There are a number of web sites currently providing hotel reservations via the Internet. The Company's research shows that all of them provide rooms at retail or 'rack' rates. Some of the Web sites charge a listing fee for hotels plus a regularly monthly participation fee. Others are affiliated with international central reservations systems and participating hotels are also part of those systems. Set forth below are the websites that the Company's management foresees will be in direct competition with the Company.

TRAVELOCITY (www.travelocity.com)
Travelocity is owned by SABRE Interactive and represents 32,000 hotels. Users must log on and register every time they visit the site.

ALL THE HOTELS ON THE WEB (www.all-hotels.com)
This site offers links to over 10,000 hotels with sites on the World Wide Web. It is a directory of hotel websites organized by region. The site does not have any affiliation with any of the hotels it lists.

THE HOTEL GUIDE (www.hotelguide.com)
This site offers 60,000 hotels worldwide and only offers direct booking on-line for a few. Users can generate a form that can be printed out and faxed to the hotel of choice.

TRAVEL WEB (www.travelweb.com)
The Travel Web has access to 9,000 hotels in 125 countries. The site is published by PEGASUS systems Inc. that is in turn owned by 15 of the world's largest hotel and travel companies. This site offers hotels, airline and car reservations. In 1996, it sold over $5 million in hotel rooms and since then, their on-line hotel revenues have increased by 40% per month. Sales have been made to users in more than 60 countries and are today estimated to be one million dollars per month.

INTERNET TRAVEL NETWORK (www.itn.net)
This site has more than 2.5 million registered users, double what it had one year ago. Its overall revenues have increased by 500% since last year. Users access airlines, hotels and car reservations via ITN's public and partner sites. ITN accesses multiple central reservations systems to offer its services.

THIRD PARTY INTERNET SERVICE PROVIDER (ISP)

The Company will enter into an agreement with its chosen ISP that will clearly outline the terms and conditions of service.

The contract will specify the level of performance to be delivered by the ISP to ensure that the Company's clients are not met with busy signals or "downed" systems. The Company and the ISP will outline the amount of "uptime" and acceptable "downtime" that can be expected. The Company will require that there is limited downtime so as to prevent lost sales opportunities.

The Company's chosen ISP will provide secure communications with adequate firewalls so that the Company's clients may be assured of secured reservations and transmission of credit card information over the Internet.

F.   MARKETING

The Company recognizes that its success will depend on how well it structures its Internet based advertising and marketing strategy. The physical location of the Company in an electronic environment is not the determining factor but rather creating links and paths from search engines and other sites to allow as many potential clients as possible to access the Company's site. The Company's management is aware that most people find Internet sites primarily through recommendations, electronic directories, magazines or journals and Usenet groups and will develop a strategy to get its site name recognition through each method.


The Company may also become involved in Usenet discussion groups in specialty subjects such as "travel", "travel, Asia" and so on to generate leads for targeted advertising and promotion.

E-mail mailing lists with target demographics may currently be purchased, just like traditional mailing lists. In addition, many demographic groups are already organized around discussion groups. The Company may register its website with the various informal directories on the Internet.

CORPORATE PRESENCE

The Internet is a means by which the Company can gain market presence and increase consumer awareness of its products. The Company can also use its Internet presence as a unique tool to attract hotel properties and to have them offer their products through the Company's website. Having a presence on the Internet will allow the Company to be associated with new areas of technology and to be a leading edge travel service provider.

ADVERTISING ON INTERNET ON-RAMPS

In many cases, internet portals provide a welcome screen that supports advertising. The Company will investigate opportunities to advertise with such operators.

DIRECTORIES

The Company will register its domain name with as many electronic directories as possible such as Yahoo and Alta Vista, and will regularly update all links.

ADVERTISING

The Internet can be used for advertising in a manner similar to print. Internet advertising may also be used as an enhancement to the Company's business cards, letterhead and brochures. The Company's Internet address included in a brochure or trade magazine advertisement for example, provides potential clients with the ability to access additional information that is more detailed and potentially more current than the print medium.

USENET NEWSGROUPS

A Usenet newsgroup is an ideal way to find out who is interested in the Company's type of products and services. The Company plans to regularly participate in ongoing discussions in order to build its credibility and goodwill. When appropriate, the Company will provide select announcements to well-matched newsgroups, for example announcing the addition of new hotel properties in a particular country of interest. The Company may also set up its own newsgroup where users can get useful information about a particular subject area on which the Company is focusing, for example "travel, Asia, Bali".

E-MAIL LISTS AND SERVICES

E-mails lists are the electronic equivalent of the more traditional direct mailing lists.

To build or obtain e-mailing lists, the Company may monitor newsgroups that are likely to attract the types of people likely to be interested in its products, then collect the addresses of participants in order to create a mailing list.

The Company could also purchase an e-mailing list from a reputable broker and use this for direct customer solicitations.

In addition, the Company proposes to get customers to sign up voluntarily. A check-box on the Company's website could get visitors to the site the opportunity to sign on to the Company's e-mailing list.

CUSTOMER SERVICE & SALES SUPPORT

The Internet offers the ability to provide customer support 24 hours a day, seven days a week. The Company will provide an e-mail address for clients that will direct requests or queries to service personnel.

Sales support can be implemented using varying degrees of automation or personnel-based approaches. For example, clients could send a reservation request to the Company's e-mail server, which would automatically send back an acknowledgment of receipt response.

A potential side benefit of a customer support e-mail address is that it may be used to entice clients to sign up for an e-mail mailing list for new products and follow-up surveys. This will allow the Company to take an active marketing role for special promotions, new products and so on.

ONE-ON-ONE CUSTOMER COMMUNICATIONS

The Internet provides a great opportunity for the Company to interact one-on-one with its client base via e-mail.

E-mail allows the Company, its clients and its hotel properties to interact over distance and without worry about time zones or office hours. No party is bound by the physical location of the other and e-mail allows business to be transacted without the nuisance of "telephone tag" situations.

E-mail can also lead to savings for the Company in terms of reduced clerical support and mailing costs.

CLIENT RESERVATION TRACKING

Clients like to be kept informed of, and in the case of requesting a hotel booking, would like to know, the status of their reservations. The Company will have the ability to instantly satisfy this need through the use of various Internet tools.

The Company will keep an order's status readily available on its computer system and by implementing an Internet-based client reservation tracking system, will be able to reduce overhead by reducing the number of personnel required to staff customer service lines. A good example of this type of service is Federal Express' website that allows customers to track the progress of their package by entering their waybill number.

THE COMPANY'S ONLINE CATALOGUE

The Company intends to offer its clients a virtual catalogue of hotel properties and related travel products.

Using material provided by its roster of hotels, the Company will create on-line, interactive, multimedia presentations which may include color photos, animations, digital movies and music in order to give clients the most thorough view of their hotel choices possible. Clients will be able to view guestrooms, lobbies, and amenities as well as take short "sightseeing" trips to local attractions. This multimedia experience will help give clients the most information possible to make their booking decisions easier and more pleasurable.

The value of an electronic catalogue is the convenience to customers of being able to access it almost immediately rather than waiting for a copy to arrive by mail. The Company's catalogue will also be available in a downloadable format so that clients can view it off-line. Online ordering capabilities will be built in to the catalogue. Moreover, the content of the Company's electronic catalogue can be easily kept up to date.

USING FTP AND ELECTRONIC INFOMERCIALS

The Company may also provide product and service details using FTP (file transfer protocol). A potential client could download an infomercial from the Company's FTP site.

Some other ways that the Company could generate advertising for its site include:

-    having trade or other publications review the site

-    write articles about the site for submission to various publications

-    contact trade directories to list the site


BUSINESS RELATIONSHIPS

The Company will seek to create partnerships with companies that may have some synergy with the Company's business in order to cross-post each other's site address. The Company's sales and marketing personnel will actively work to develop inter-corporate relationships and spot new opportunities.

G.   PROPRIETARY INFORMATION

To-date, the Company has made no cash expenditure on research and development. The Company has not yet commenced operations and is not dependent on any proprietary information and/or licensing agreements. Competing technology enabling others to offer the same product and/or service as the Company already exists. This sector is relatively easy to enter with affordable start-up and operating costs.

The Company will not have any patents covering its products and there can be no assurance that the Company will be able to protect its proprietary rights thereto. In order to reduce the competitive forces, the Company intends to enter into long-term service contracts with its business subscribers and strategic partners. The commercial success of the Company may also depend upon its products and services not infringing any intellectual property rights of others.

H.   REGULATIONS

To management knowledge, none of the Company's services are subject to material regulations. However, the operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its business plan.

ITEM 2.     MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A.   MILESTONES


The Company is currently in its early stage of development, and expects to reach milestones more fully set forth below by entering into agreements with one or more investors or investor groups. The Company currently requires $260,000 in capital to commence commercial operations, which it proposes to raise from overseas financial institutions and/or wealthy individuals. There are currently no agreements or understandings with any person or entity with respect to the aforesaid private placement.


     COMPLETION

     Complete Private Placement ($260,000)           July/31/99

     Technical Development                           July/31/99

     Recruitment of Participating Hotels             October/31/99

     Alpha Testing                                   October/31/99

     Staff Hiring and Training                       Aug/31/99

     Beta Test                                       Jan/31/00

     Implementation of Marketing Plan                Feb/29/00

     Begin Online sales                              March/30/00

     Develop Strategic Partnerships                  July/31/00


In the event the Company has not achieved certain milestones, or consummated a $260,000 financing by July 31, 1999, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be a viable commercial entity. There can be no assurance that the Company will be able to consummate such financing before such date, or that even if such financing is consummated on or before such date, that the Company will not face liquidity problems or that each financing will be on economic and other terms acceptable to the Company.






Since its incorporation, the Company has successfully completed its first round of financing pursuant to which it has raised approximately $241,500. The Company proposes to complete its second round of financing, in the amount of $260,000 by July 31, 1999. In addition, Lynx Internet and Marketing has begun developing an internet shopping program for the Company's proposed website. It is anticipated that the program will be completed and tested by October 31, 1999.


B.   FINANCING REQUIREMENTS

The Company requires a total equity investment of $500,000 to be made during the first 24 months of operations (of which $241,000 has already been raised). All proceeds raised will be used specifically for start-up costs, purchase of capital assets, marketing and for working capital.


     Phase I -   START UP, YEAR 1
                 Equipment and Start-Up Costs     $ 35,000
                 Consulting                       $ 40,000
                 Software Development             $ 50,000
                 Marketing                        $ 25,000
                 Working Capital                  $100,000
                                                  --------
                                                  $250,000
                                                  --------
     Phase II -  FULL OPERATIONS, YEAR 2
                 Working Capital                  $250,000
                                                  --------
     Total Requirements                           $500,000
                                                  --------
                                                  --------

     ** The Company's available working capital will be sufficient to meet its administration costs for approximately 12 months. The Company will spend the funds available to it to seek the balance of the financing to carry out its proposed plan.

- The net proceeds from offerings that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds or similar investments. The Company is currently not in arrears of the payment of dividends, interest, or principal payment on borrowing, nor is the Company in default on any debt covenants at the present time or during the most recently completed financial statements.

C.   WORKING CAPITAL REQUIREMENTS


The Company does not anticipate having any cash flow or liquidity problems over the next six months; however, in the event that the Company does not succeed in consummating the said private placement financing on or before July 31, 1999, the Company may be unable to operate and will have severe cash flow and liquidity problems which may force it to immediately cease conducting business.


The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. There are no significant amounts of the Company's trade payables. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

The following table sets forth selected audited financial information with respect to the Company for the periods indicated. The data is derived from financial statements prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those in the United States. See Part F/S, Exhibit I (Note 8) of the audited financial statements included elsewhere in this Filing for certain reconciliation's to accounting principles generally accepted in the United States ("US GAAP"). The selected financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation," and the audited financial statements and accompanying notes included elsewhere in this Filing.


                          BALANCE SHEET DATA (IN U.S.$)
                            AS AT FEBRUARY 28, 1999
     Cash                                                            $__________

     Working Capital                                                 $__________
     Total Assets                                                    $__________

     Shareholders' Equity                                            $__________


                    INTERIM STATEMENT OF LOSS DATA (IN U.S.$)
                     FROM JUNE 17, 1998 TO FEBRUARY 28, 1999

     Revenue                                                          $         -

     Expenses                                                         $__________
     Net Loss for the Period                                          $__________



                                      21


     Net Loss per Common Share                                        $__________

     Shares Outstanding                                                10,550,000





RISK FACTORS FORESEEN BY MANAGEMENT


a. SUCCESS OF BUSINESS - The Company may not be successful in its effort to further its Business. Even if the Company were to successfully meet the goals set forth in its business plan, that the aforesaid goals may not be achieved within the respective time-frames set forth therein. The limited extent of the Company's assets and the Company's stage of development as well as the Company's limited operating history make it subject to the risks associated with start-up companies.


b. MANAGEMENT - The Company's present management structure, although adequate for the early stage of its operations, will likely require to be significantly augmented as operations commence and expand. The ability of the Company to recruit and retain capable and effective individuals is unknown, although there are many such people within the industry worldwide. The Company's current officers have no prior experience in the internet industry. The loss of the services of its current officers, or the inability of the Company to attract, motivate and retain highly qualified executive personnel in the future, could, if and when the Company commences commercial operations, have a material adverse effect upon the Company's operations.

c. COMPETITION - The Company intends to enter into markets which are relatively new and are, therefore, difficult to predict in terms of the level of demand for the Company's product and services. In addition, such markets are or likely will be subject to intense competition from both private and public businesses nationally and/or around the world, many of whom have greater financial and technical resources than the Company. Such competition as well as any future competition may adversely affect the Company's success in the marketplace. There can be no assurance that the Company will be able to successfully compete therewith.

d. FINANCIAL ASSUMPTIONS - The Company will rely on internally prepared forecasted financial statements, which are predicated on certain assumptions, including assumptions of revenue and expense and the occurrence of certain future events, which in turn were based on management's considered assessment of prevailing conditions and management's best estimates of future events. Should, for example, product yields or prices deviate from the levels assumed in the internal forecasted statements, then the Company's projected revenue and profits will be adversely affected. Similarly, should the Company's actual costs exceed the assumed levels, then the impact on the Company's projected profits would likewise be adverse. In the final analysis, any return to an investor in the Company will in large part be determined by management's ability to execute the Company's plan as projected, and there can be no assurances provided of their success with respect thereto. There can be no assurances whatsoever as to the future financial performance of the Company. They are based upon current information and certain extrinsic factors, some of which are beyond the control of the Company, and/or subject to various assumptions, such as the Company's ability to obtain additional financing and its ability to implement its plan.

e. ABSENCE OF OPERATING HISTORY - The Company was incorporated on June 17, 1998 and has yet to commence operations. To date, the Company has attempted to raise capital to fund the implementation of the initial goals. The Company has no revenues from operations, has yet to produce a profit and, has no significant assets. Failure to achieve projected rates of market penetration could significantly affect the Company's pattern of revenues and expenses, and accordingly future cash flow. Therefore, the Company's stockholders should be prepared to bear the economic risk of losing their entire investment.

f. PUBLIC MARKET - There is not now, and there may never be, a public market of any kind for the securities issued by the Company, including the Shares. There is no assurance that the price of the Shares in any market which may develop will be greater than the offering price. As a result of these factors, holders of the Company's Common Stock may not be able to liquidate their investment.

g. PENNY STOCK - The Company's securities may be deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such a designation could have a material adverse effect on the development of the public market for shares of the Company's common stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of the Company's common stock to resell their shares to third parties or to otherwise dispose of such shares.


h. ABILITY TO RAISE ADDITIONAL CAPITAL - The Company may not be able to raise additional funds for expansion and/or growth; and, if not available, the investors may lose their entire investment. Additional financing may come in the form of securities offerings or from bank financing. If additional shares are issued to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Company, however, the book value of their shares will not be diluted, provided additional shares are sold at a price greater than that paid by any of them. Management of the Company currently does not anticipate that subsequent Offerings will dilute the book value of its common stock. In the event the Company has not achieved certain milestones, or consummated a $260,000 financing by July 31, 1999, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be a viable commercial entity.


i. INDEMNIFICATION OF OFFICERS - Pursuant to the Company's Articles of Incorporation, the Company's management is indemnified by the Company against liabilities for any act performed in their capacity as agents of the Company to the maximum extent permitted by Nevada law. Amounts paid in satisfaction of such indemnification obligations will increase the Company's expenses, and negatively impact its operating results.

j. POTENTIAL CONFLICTS OF INTEREST - There are various interrelationships between the officers and directors of the Company which create conflicts of interest that might be detrimental to the Company. The officers and directors will not be able to devote full time to the affairs of the Company as each has other business interests to which they devote some of their time.

k. NO FORESEEABLE DIVIDENDS - The Company does not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation, growth and expansion of its business.

l. PERMITS AND LICENSES - The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its plan.

m. INTELLECTUAL PROPERTY - The Company does not have any patents for its technology and there can be no assurance that the Company will be able to protect its proprietary rights from use by its competitors. The commercial success of the Company may also depend upon its products and services not infringing any intellectual property rights of others and upon no such claims of infringement being made.

n. CURRENCY FLUCTUATION - The Company's potential operations make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. Management will undertake to hedge currency risks by negotiating its joint venture agreement cash receipts in U.S. dollars. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuation. Such fluctuations may also influence future contribution margins.

o. CURRENT TECHNOLOGY - The technology necessary to create a service such as the one the Company will be offering exists today and is readily accessible, therefore, there would be ease of entry and exit for would-be competitors.

p. INTERNET - Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium is subject to a high level of uncertainty. The Company expects to experience significant fluctuations in operating results in future periods due to a variety of factors, including, but not limited to, (i) market acceptance of the Internet as a medium for consumers, (ii) the Company's ability to create and deliver internet content in order to attract users to its websites to purchase its product and/or services, and to attract advertisers to its websites, (iii) there can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues, (iv) intense competition from other providers of related content over the Internet, (v) delays or errors in the Company's ability to effect electronic commerce transactions, (vi) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner (vii) technical difficulties, system downtime or Internet brownouts, (viii) the Company's ability to attract customers at a steady rate and maintain customer satisfaction, (ix) seasonality of the industry, (x) seasonality of advertising sales, (xi) Company promotions and sales programs,
(xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances, (xiii) the level of returns experienced by the Company;
and (xiv) general economic conditions and economic conditions specific to the Internet, on-line commerce industry.

q. RISK ASSOCIATED WITH THE YEAR 2000 - The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Management believes that the Company does not have a material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the Year 2000. The Company intends to conduct an analysis throughout its development stage to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to its suppliers' failure to remediate any Year 2000 issues on a timely basis. In particular, most of the purchases from the Company's Internet website will be made with credit cards and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to Year 2000 issues that are not rectified by their credit card providers.

r. TELECOMMUNICATION - The Company's services are dependent on the use of the Internet and telephone connections. Any interruptions, delays or capacity problems experienced on the Internet or with the telephone connection could adversely effect the ability of the Company to provide its services. The telecommunications industry is subject to regulatory control. Any amendments to current regulations could have a material adverse effect on the Company's business, results of operations and prospects. The Company's business is highly dependent on its computer and telecommunications systems for the operation and quality of its services. The temporary or permanent loss of all or a portion of either system, or significant replacement delays, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Filing, potential investors should keep in mind other possible risks that could be important.

RESULTS OF OPERATIONS

a. REVENUES -The Company is a development stage enterprise that has earned no revenue since its inception. The Company believes that future revenues will result largely from the sale of hotel bookings, advertising space on the Company's website, and related sponsorship programs.

b. COST OF REVENUE - Since its inception, the Company has incurred no costs of revenues. The Company expects that future cost of revenues will consist of payments to third parties from resale of hotel rooms, ISPs', artists, royalties, and profit participation payable to strategic alliance partners and others.

c. PRODUCT DEVELOPMENT EXPENSES - Product development expenses consist principally of website and other software engineering, graphic design, certain non-recoverable advances to artists, artist relations, telecommunications charges, and the cost of computer operations, including related salaries, rent and depreciation, that support the Company's business.

d. SALES AND MARKETING EXPENSES - Since its inception, the Company has incurred no sales and marketing costs. The Company expects that future costs will consist primarily of costs associated with the Company's various strategic alliances, external advertising, promotion, trade show, advertising sales and personnel expenses associated with marketing of the Company's website.

e. GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses currently consist of management consulting fees, accounting, legal and expenditures for applicable overhead costs. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company expands its staff and incurs additional costs related to the growth of its business.

f. LACK OF COMMITMENTS AND ORDERS - There are currently no commitments for any of the Company's products or services.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company does not presently own or lease any properties and at this time has no agreements to acquire any properties. The Company intends or attempt to acquire assets or a business for cash and/or in exchange for its securities which assets or business is determined to be desirable for its objectives.


The Company's office space is provided by Joist Management Limited on a rent free basis and it is anticipated that this arrangement will remain until such time as the Company successfully consummates its next round of funding. Management believes that this space will meet the Company's needs for the foreseeable future. The Company plans to move to different facilities as its customer base expands and it upgrades equipment.


The Company has no investments in real estate, securities, or other forms of property.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information regarding the beneficial ownership of the Company's issued and outstanding shares of Common Stock as of April 30, 1999 by (i) each person known to the Company beneficially to own 5% or more of the shares of its Common Stock, (ii) each of the Company's directors,
(iii) each of the Company's executive officers named in the tables below, and
(iv) all directors and officers as a group. The persons named in the tables below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.


---------------------------------------------------------------------------------------
   SECURITY OWNERSHIP OF CERTAIN    NUMBER OF SHARES    TITLE OF    PERCENT OF CLASS
        BENEFICIAL OWNERS             BENEFICIALLY        CLASS       BENEFICIALLY
                                         OWNED                           OWNED
---------------------------------------------------------------------------------------
              NONE
---------------------------------------------------------------------------------------
     SECURITY OWNERSHIP OF AND      NUMBER OF SHARES    TITLE OF   PERCENT OF CLASS
        EXECUTIVE OFFICERS            BENEFICIALLY        CLASS       BENEFICIALLY
                                          OWNED                          OWNED
---------------------------------------------------------------------------------------
          CHUI KEUNG HO                  500,000          Common          4.74%
      30/F SOUTHORN CENTRE,
         HENNESSY ROAD,
      WAN CHAI, HONG KONG;
       PH (852) 2952-9988
    Chief Executive Officer,
   President and Sole Director
---------------------------------------------------------------------------------------
  All Directors and Officers as          500,000          Common          4.74%
            Group (2)
---------------------------------------------------------------------------------------

- None of the Officer and Directors as a group are holders of any options, warrants, right conversion privileges or similar items. The Company's management anticipates that an employee stock option plan will be put in place after the Company is successful in consummating its next round of financing.


- The Company has not granted any options, warrants, rights or conversion privileges. The Company is unaware of any voting trust or similar agreement among its shareholders.

- Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for calculating the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for calculating the percentage of any other person. The persons named in the table have sole voting and investment power with respect to all shares of capital stock shown beneficially owned by them.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Pursuant to the Company's Bylaws, each officer and director will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors.

Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.


The principal Executive Officers and Directors of the Company and of Apex are as follows:


--------------------------------------------------------------------------------
         NAME              AGE            DIRECTOR                TERM(S)
                                        AND OFFICER
--------------------------------------------------------------------------------
     Chui Keung Ho         39      Chief Executive Officer,    Since June 1998
                                   President and Director
--------------------------------------------------------------------------------
     Shelley James         39      Treasurer, Secretary,       Since June 1998
                                   Chief Financial Officer
                                   and Director
--------------------------------------------------------------------------------
     Yeh Loh               35      Manager (Apex)              Since 1997
--------------------------------------------------------------------------------


CHUI KEUNG HO, a businessman, age 39, is the Chief Executive Officer, President and a Director of the Company. For the last 10 years Mr. Ho has been involved in strategic planning, start-up operations and business management for Practical Brand Plastic Moulding Ltd., a Hong Kong company and Okane International Enterprises, Inc., a Nevada corporation. Mr. Ho has extensive knowledge in manufacturing and importing/exporting businesses in Hong Kong and China.

SHELLEY JAMES, a businesswoman, age 39, is the Chief Financial Officer, Secretary/Treasurer and a Director of the Company. Miss James has a background in business administration and marketing and for the past 15 years has been involved in marketing management, strategic planning and corporate administration for small and medium-sized private and public companies. For example: International Aqua Foods Ltd., 1995 to present (a multi-national fish farming company); Business consultation, 1994 to 1995 (professional business consultation); Nelson Juvenile Product Inc., 1988 to 1994 (multi-national import and export company); Kazari International Inc., 1998 (a start-up internet
company).   Miss James received a Diploma of Technology from the BC Institute of
Technology in 1985 and a Masters of Business Administration from Simon Fraser University, British Columbia, Canada, in 1994.


YEH LOH, a travel industry professional, age 35, has been a travel consultant and tour coordinator since 1987. She specializes in designing tour products and negotiating rates with suppliers and wholesalers. Ms. Loh has traveled extensively and lived in Asia and Canada, and has a strong, first-hand knowledge of the Asia Pacific travel markets. Ms. Loh is tri bilingual, speaking English, Chinese and Malay.


- The Company intends to put in place at the corporate level an experienced management and technical/operational team capable of meeting the needs of the organization as it grows and develops, and of implementing the various aspects of the plan discussed herein.


- None of the Company's current Officers or Directors have ever worked for or managed any other operational company in the same business or industry as the

     Company or in a related business or industry, however, Ms. Loh, who is the Manager of Apex has had travel industry experience.


- The Directors and Officers of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as Officers and Directors of the Company.

- The Officers and Directors of the Company are now and may in the future become shareholders, Officers or Directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to the Directors and Officers attention insofar as such opportunities may relate to the Company's proposed business operations.


- The Officers and Directors are, so long as they are Officers or Directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to, the Company. A breach of this requirement will be a breach of the fiduciary duties of the Officer or Director. If the Company or the companies in which the Officers and Directors are affiliated with both desire to take advantage of an opportunity, then said Officers and Directors would abstain from negotiating and voting upon the opportunity. However, all Directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth herein, the Company has not adopted any other conflict of interest policy with respect to such transactions.


- Management of the Company is uncertain whether the non-management shareholders will exercise their voting rights to continue to elect the current director(s) to the Company's board.


- Although corporate policy does not prohibit such a transaction, there is no present potential that the Company may acquire or merge with a business or company in which the Company's promoters, management or their respective affiliates or associates directly or indirectly have an ownership interest.


- Any remedy available under Nevada corporate law if management's fiduciary duties are compromised, will most likely be prohibitively expensive and time consuming to pursue.


- The Company has been in discussions with Onyx Trading Corporation, a broker-dealer with offices in Seattle, Washington, to act as a market maker for the Company's securities. Additional discussions between the parties will be required to finalize any market making relationship, however, such discussions will take place only after this Registration Statement is declared effective.

- Mr. Ho anticipates that he will devote approximately 30% of his available time to the affairs of the Company; Ms. James anticipates that she will devote approximately 20% of her time to the affairs of the Company; and, Ms. Loh will be devoting all of her available time to the affairs of Apex.



ITEM 6.     EXECUTIVE COMPENSATION

The following table sets forth the total compensation for the Manager of Apex. None of Apex's other employees have compensation package exceeding that of Ms. Loh.


------------------------------------------------------------------------------
                        SUMMARY COMPENSATION TABLE (APEX)
------------------------------------------------------------------------------
   NAME AND      YEAR       SALARY(S)    OTHER ANNUAL     UNDERLYING
   PRINCIPAL                             COMPENSATION     OPTIONS (#)
   POSITION
------------------------------------------------------------------------------
                               ANNUAL COMPENSATION
------------------------------------------------------------------------------
   Yeh Loh       1998        $18,000         -0-             -0-
   Manager
------------------------------------------------------------------------------

-    As of to-date the Company has no compensation, incentive stock option
     and/or bonus plans for its Directors and/or Officers.   However, the
     Company intends to develop and implement such programs in the future.

- As of the date of this report no Officer or Director of the Company is compensated directly by the Company. The Company did not pay any bonuses, or grant any stock awards, options or stock appreciation rights, or pay any other form of compensation or perquisites for its fiscal year ending February 28, 1999. It is anticipated that, if and when the $260,000 financing is consummated (anticipated to be on or before July 31, 1999), the Company will commence paying industry-standard salaries to all of its Officers.


- The Company is not a party to any employment or consulting agreements between the Company and any Executive Officers. The Company presently anticipates that, at some point after the consummation of the $260,000 financing, if and when this occurs, the Company will enter into an employment agreement with it Executive Officers.

- It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, such associate may be compensated for his or her referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash
     consideration.   The amount of such finder's fee will be negotiated on an
     "arm's length" basis between the respective parties. Any such arrangement is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business objectives outlined in this Filing.


None of the Directors or Executive Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

COMPANY'S FOUNDERS

In June 1998, the Company issued 500,000 shares of Common Stock to the Founder, Chui Keung Ho, President of the Company, for aggregate proceeds of $500. The stock issuance was approved by the written consent of the Directors of the Company on June 17, 1998.




As of the date of this filing, there are no directors, officers, key personnel or principal stockholders related by blood or marriage.




FUTURE TRANSACTIONS

It is also contemplated that the Company may in the future enter into transactions with management, directors and affiliates which, even though may involve conflicts of interest, shall have been deemed to be fair and equitable transactions in the best interest of the Company. There are currently no present plans, proposals, arrangements or understandings, nor have the Company's officers, directors, their affiliates or associates had any preliminary contact or discussions, with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction.


In the event that the Company is involved in a merger transaction, it will seek shareholder approval, and will provide its shareholders with complete disclosure documentation, including audited financial statements, prior to consummating such transaction.

ITEM 8.   DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, of which 10,550,000 were issued and outstanding as of April 30, 1999.


The holders of Common Stock (i) have equal ratable rights to dividends, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to vote at all meetings of shareholders; (iii) to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iv) do not have preemptive subscription or conversion rights, and there are no redemption or sinking fund applicable thereto; and (v) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders. Since the holders of shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

These securities carry NONE of the following:

-    Cumulative voting rights

-    Other special voting rights

-    Preemptive rights to purchase in new issues of shares

-    Preference as to dividends or interest

-    Restriction on the declaration or payment of dividends

-    Preference upon liquidation

-    Other special rights or preferences

-    Convertible provisions

-    Securities are notes or other types of debt securities

To-date there are no shares of Preferred Stock authorized and/or issued.


Apart from discussions with Onyx Trading Corporation as discussed herein, the Company has no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.


TRANSFER AGENT

The transfer agent for the shares of Common Stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah, 84117.

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Presently, the Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Filing. Until such time, there is no public market for the Company's Common Stock.

HOLDERS

There are currently 38 holders of the Company's Common Stock.

DIVIDENDS

THE COMPANY HAS NEVER DECLARED OR PAID DIVIDENDS ON THE COMMON STOCK. MOREOVER, THE COMPANY CURRENTLY INTENDS TO RETAIN ANY FUTURE EARNINGS FOR USE IN ITS BUSINESS AND, THEREFORE, DOES NOT ANTICIPATE PAYING ANY DIVIDENDS ON THE COMMON STOCK IN THE FORESEEABLE FUTURE.

RESALE RESTRICTIONS

The offering price of the Shares of Common Stock sold by the Company was arbitrarily determined by the management of the Company. The offering price does not bear any relationship to assets, book value, or earnings of the Company.

- No restrictions or limitations on resale are believed to apply to the securities issued, other than restrictions on resale which may apply under the securities or "Blue Sky" laws of certain states in which such resale may occur. f such restrictions.

- There are no independent bank or savings and loan association or other similar depository institution acting as escrow agent for proceeds escrowed until minimum proceeds are raised.


ITEM 2.     LEGAL PROCEEDINGS

The Company is not aware of any pending or threatened legal proceedings as of the date of this Filing. No federal, state or local governmental agency is presently contemplating any proceeding against the Company (5%). No director or executive officer or owner of record or beneficially of more than five percent (5%) of the Company's Common Stock is a party adverse to the Company or has a material interest adverse to the Company in any legal or quasi-legal proceeding. However, the Company may, from time to time, be subject to legal proceedings arising from its undertakings in the ordinary course of business.

There has been to date no petition under the Bankruptcy Act or any State insolvency law filed by or against the Company or its Officers, Directors or other key personnel.


Apart from statutory business licenses, the Company is unaware of any material permits or licenses that it will require in order to conduct its Business.


ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING

There have been no changes in, or disagreements with, the Company's independent accountant. The Company's principal independent accountant has not resigned or been dismissed. During June 1998, the month of the Company's organization, Mike Bingham, Chartered Accountants, of Vancouver, British Columbia, Canada was engaged as the principal accountant to audit the Company's financial statements.

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES

- In June 1998, the Company issued 1,500,000 shares of its Common Shares to its initial shareholders for a cash consideration of $1,500.00 ($0.001 per share). In July 1998, the Company issued an additional 9,000,000 shares of its Common Stock for a cash consideration of $90,000 ($0.01 per share).

- Thereafter, in October 1998 the Company issued 50,000 common shares for a cash consideration of $150,000 ($3.00 per share).


As of March 31, 1999, 10,550,000 shares of the Company's Common Stock have been issued and sold pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. As permitted by Rule 504, certificates for these securities were issued without restrictive legends. However, 500,000 of these shares were purchased by Chui Keung Ho, one of the directors and officers of the Registrant and may only be publicly sold pursuant to Rule 144. The existing and the offered securities have been and are being offered and sold pursuant to the exemption available under Rule
504. Securities issued pursuant to Rule 504 are not "restricted securities" as such term is defined in Rule 144. Accordingly, with the exception of shares owned by "affiliates" (as such term is defined in Rule 144) of the Company, all of the Company's shares of Common Stock that will exist after the approval, if granted, of the Company's application to have its shares of Common Stock traded on the OTC Bulletin Board, may be resold in brokerage transactions without restriction. Shares owned by affiliates, which are restricted securities, are so restricted for at least an initial period of one year from the purchase thereof. Shares owned by affiliates may then be sold in brokerage transactions subject to the volume limitation requirements of Rule 144, which provides that persons owning control stock would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock, or (ii) the average weekly reported trading volume on all national securities exchanges, the NASDAQ National Market, and the OTC Bulletin Board during the four calendar weeks preceding such sale. Any "free trading" and unrestricted shares which may be owned by "affiliates" of the issuer are likewise subject to the foregoing limitation on resale without regard to when they were acquired or how long they have been held. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. If a substantial number of shares owned by the initial shareholders were sold in the market, the market price of the Common Stock would be adversely affected


There is not now, and there may never be, a public market of any kind for the securities issued by the Company.

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

a. The Articles of Incorporation of the Registrant, together with its By-laws, provide that the Company shall indemnify its officers and directors, and may indemnify its other employees and agents, to the fullest extent permitted by applicable law.

b. Under certain circumstances, the laws of the State of Nevada permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who have been a party to, or are threatened to be made a party to, litigation.

Under the Company's Articles of Incorporation, and as permitted by the laws of the State of Nevada, a director is not liable to the Company or its shareholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) acts or omissions not in good faith or which involve intentional misconduct, fraud, or a knowing violation of the law, (ii) any transaction from which the director directly or indirectly derived an improper personal benefit, (iii) the payment of any unlawful distribution, or (iv) violations of federal and state securities laws

                                        PART F/S

                               INTERIM FINANCIAL STATEMENTS

CONTENTS:

Interim Balance Sheet

Interim Statement of Loss and Deficit

Interim Statement of Shareholders' Equity

Interim Statement of Changes in Financial Position

Notes to the Interim Financial Statements

Comments by Auditor for U.S. Readers on
Canada-U.S. Reporting Difference

                                   Auditor's Report

To the Shareholders
Zstar Enterprises, Inc.

I have audited the interim balance sheet of Zstar Enterprises, Inc. as at October 23, 1998 and the interim statements of loss and deficit, shareholders' equity and changes in financial position for the period from June 17, 1998 to October 23, 1998. These interim financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these interim financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform and audit to obtain reasonable assurance whether the interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall interim financial statement presentation.

In my opinion, these interim financial statements present fairly, in all material respects, the financial position of the Company as at October 23, 1998 and the results of its operations and the changes in its financial position for the period form June 17, 1998 to October 23, 1998 in accordance with generally accepted accounting principles in Canada.

Vancouver, British Columbia             (/s/)
November 2, 1998                        Chartered Accountant


                                INTERIM BALANCE SHEET
                                AS AT OCTOBER 23, 1998

                                        ASSETS

CURRENT                                                                             $
Cash                                                                          185,125
Prepaid expenses                                                                2,580
                                                                              -------

INCORPORATION COSTS                                                             2,000
                                                                              -------

                                                                              189,705
                                                                              =======



                                     LIABILITIES

CURRENT

     Accounts payable and accrued liabilities                                  12,000

                                 SHAREHOLDERS' EQUITY

CAPITAL STOCK (NOTE 3)

     Authorized  -30,000,000 common shares with par value of $.001
     Issued         -10,550,000 common shares                                  10,550

CONTRIBUTED SURPLUS (NOTE 3)                                                  222,950

DEFICIT                                                                       (55,795)
                                                                             --------
                                                                              177,705
                                                                             --------

Approved by the Board



                  /s/                     Director
     -------------------------------------


                 /s/                   Director
     ----------------------------------




      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        INTERIM STATEMENT OF LOSS AND DEFICIT
                FOR THE PERIOD FROM JUNE 17, 1998 TO OCTOBER 23, 1998

                                  (in U.S. Dollars)

EXPENSES                                                                            $
     Audit                                                                      2,000
     Bank charges                                                                 177
     Legal                                                                      5,000
     Management and consulting fees (Note 2)                                   48,618
                                                                             --------


NET LOSS FOR THE PERIOD AND DEFICIT, END OF PERIOD                             55,795
                                                                             --------

                      INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
                   FOR THE PERIOD FROM JUNE 17 TO OCTOBER 23, 1998

                                  (in U.S. Dollars)


                                                                         Par        Contributed                       Shareholder
                                        # of Common     Price per        Value        Surplus         Accumulated       Equity
                                           Shares         Share        (Note 3)       (Note 3)          Deficit        (Deficit)


 Common shares issued for cash                                             $             $                 $                    $

 - June 1998 (on inception)                 1,500,000       $.001        1,500           -                 -                1,500

 - July 1998                                9,000,000        $.01        9,000          81,000             -               90,000

 - October 1998                                50,000       $3.00           50         149,950             -              150,000

 Share issue costs for the period                                          -            (8,000)             -              (8,000)


 Net loss for the period                                                                                 (55,795)         (55,795)
                                           ----------                   ------         -------           --------         --------

                                           10,550,000                   10,550         222,950           (55,795)         177,705
                                           ==========                   ======         =======           ========         ========

                  INTERIM STATEMENT OF CHANGES IN FINANCIAL POSITION
                FOR THE PERIOD FROM JUNE 17, 1998 TO OCTOBER 23, 1998

                                  (in U.S. Dollars)

                                                                                    $

OPERATING ACTIVITIES
     Net loss for the period                                                  (55,795)

     Net change in non-cash working capital balances                            9,420
                                                                             --------

                                                                              (46,375)
                                                                             --------
FINANCING ACTIVITIES

     Issuance of capital stock                                                241,500
     share issue costs                                                         (8,000)
                                                                             --------

INVESTING ACTIVITY

     Incorporation costs                                                       (2,000)
                                                                             --------

Change in cash during the period, and cash, end of period                     185,125
                                                                             ========

                        NOTES TO INTERIM FINANCIAL STATEMENTS
                                   OCTOBER 23, 1998

                                  (in U.S. Dollars)

NOTE 1 INCORPORATION AND OPERATIONS

The Company was incorporated on June 17, 1998 in Nevada, U.S.A.

The Company was organized with the intent to serve as a holding company which will acquire and/or form joint venture with corporate entities conducting various types of business throughout the world. While growth of the Company may involve future programs yet to be determined, management has identified and secured certain initial target acquisitions and joint ventures. The Company currently has no subsidiaries and has not yet commenced operations.

NOTE 2 RELATED PARTY TRANSACTION

Joist Management Ltd. is related by management contract to provide administrative and general office services to the Company at a rate of $10,000 per month until May 31, 1999. None of the shareholders, officer or directors of Joist Management Ltd. are shareholders of Zstar Enterprises, Inc. During the period, the Company was charged $47,420 for administrative services.

NOTE 3 CAPITAL STOCK AND CONTRIBUTED SURPLUS

During the period, the Company issued the following common shares:


                              Total     Capital
                              Cash      Stock          Contributed
     # of Shares              Proceeds  at Par Value   Surplus

     1,500,000 at $0.001      $  1,500  $ 1,500        $      -
     9,000,000 at $ 0.01        90,000    9,000          81,000
        50,000 at $ 3.00       150,000       50         149,950
                              --------  -------        --------
                              $241,500  $10,550        $230,950
     Less share issue costs:     8,000        -        $  8,000
                              --------  -------        --------
                              $233,500  $10,550        $222,950
                              ========  =======        ========


                        NOTES TO INTERIM FINANCIAL STATEMENTS
                                   OCTOBER 23, 1998

                                  (in U.S. Dollars)

NOTE 4 PROPOSED ACQUISITION OF APEX CANADIAN HOLIDAYS LTD.

On September 2, 1998, the Company signed a letter of intent to acquire 100% of the shares of Apex Canadian Holidays Ltd., a Canadian company, for cash consideration of $50,000. A condition of the stock purchase is that Zstar Enterprises, Inc. first raise $500,000 through a private placement. The letter of intent is not binding on either party.

NOTE 5 INCOME TAXES

The Company has an interim net loss and other expenditures which may give rise to future income tax benefits. The potential benefit from these losses has not been reflected in these financial statements.

NOTE 6 LOSS PER SHARE

Loss per share information has not been disclosed as it is not considered meaningful at this stage of the Company's development.

NOTE 7 CONTINUING OPERATIONS

These financial statements have been based upon accounting principles which pressure the realization of assets and settlement of liabilities as they become due in the course of continuing operations. The Company's ability to maintain operations is contingent upon successful completion of additional financing arrangements.

NOTE 8 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

There are no significant differences between Canadian and U.S. accounting principles requiring adjustment to the financial statements of the Company except for the following additional disclosure for development stage companies.

Under U.S. GAAP, the deficit shown on the balance sheet in the shareholders' equity section would be titled to reflected that this was the accumulated deficit during the development stage of the Company. This does not change the reported deficit, only the description thereof.

                         COMMENTS BY AUDITOR FOR U.S. READERS
                         ON CANADA-U.S. REPORTING DIFFERENCE

to the Shareholders,
Zstar Enterprises, Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 7 to the interim financial statements of Zstar Enterprises, Inc. for the period from June 17, 1998 to October 23, 1998. My report to the shareholders dated November 2, 1998 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these adequately disclosed in the financial statements.



Vancouver, British Columbia                  /s/
November 2, 1998                             Chartered Accountant.

        PROFORMA FINANCIAL STATEMENTS REFLECTING INTENDED ACQUISITION OF APEX


                  PROFORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  DECEMBER 31, 1998

                                  (in U.S. dollars)

CONTENTS:

Proforma Interim Consolidated Balance Sheet

Proforma Interim Consolidated Statement of Loss and Deficit

Proforma Interim Consolidated Statement of Shareholders' Equity

Proforma Interim Consolidated Statement of Changes in Financial Position

NOTES TO THE PROFORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                     PROFORMA INTERIM CONSOLIDATED BALANCE SHEET
                               AS AT DECEMBER 31, 1998

                                  ( in U.S. Dollars)

                                        ASSETS


Current                                                                             $
Cash                                                                          599,426
Accounts receivable                                                            65,656
Prepaid expenses                                                               21,900
                                                                             --------
                                                                              686,982
                                                                             --------
CAPITAL ASSETS (net)                                                            3,317

GOODWILL                                                                       60,444

INCORPORATION COSTS                                                             2,000
                                                                             --------
                                                                              752,743
                                                                             --------
                                                                             --------
                                     LIABILITIES

CURRENT

     Accounts payable and accrued liabilities                                 155,238
                                                                             --------
                                 SHAREHOLDERS' EQUITY

CAPITAL STOCK (NOTE 6)

  Authorized   -30,000,000 common shares with par value of $.001

  Issued       -10,716,667 common shares                                       10,716

CONTRIBUTED SURPLUS (NOTE 6)                                                  722,784

DEFICIT                                                                      (135,995)
                                                                             --------
                                                                              597,505
                                                                             --------
                                                                              752,743
                                                                             --------
                                                                             --------


      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

             PROFORMA INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                FOR THE PERIOD FROM JUNE 17, 1998 TO DECEMBER 31, 1998

                                  (in U.S. Dollars)


EXPENSES                                                                            $

     Audit                                                                      2,000
     Bank charges                                                                 377
     Legal                                                                     20,000
     Management and consulting fees (note 5)                                  113,618
                                                                             --------
                                                                              135,995
                                                                             --------
                                                                             --------





























      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

           PROFORMA INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                FOR THE PERIOD FORM JUNE 17, 1998 TO DECEMBER 31, 1998

                                             (in U.S. Dollars)

                                                                    Par          Contributed                      Shareholder
                                  # of Common     Price per         Value          Surplus        Accumulated        Equity
                                     Shares         Share         (Note 6)        (Note 6 )         Deficit         (Deficit)


 Common shares issued for cash                                       $             $               $                $

  - June 1998                        1,500,000         $.001           1,500              -                -            1,500
  (on inception)


  - July 1998                        9,000,000         $ .01           9,000         81,000                -           90,000


  - October 1998                        50,000         $3.00              50        149,950                -          150,000


  - May 1999                           166,667         $3.00             166        499,834                -          500,000



 Share issue costs for the period                                          -         (8,000)               -           (8,000)




 Net loss for the period                                                                  -         (135,995)        (135,995)
                                    ----------                        -------------------------------------------------------
                                    10,716,667                        10,716        722,784         (135,995)         597,505
                                    ----------                        -------------------------------------------------------
                                    ----------                        -------------------------------------------------------


      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

    PROFORMA INTERIM CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
             FOR THE PERIOD FROM JUNE 17, 1998 TO DECEMBER 31, 1998
                              (in U.S. Dollars)

OPERATING ACTIVITIES                                                     $
     Net loss for the period                                      (135,995)

     Net change in non-cash working capital balances                 9,420
                                                                  --------
                                                                  (126,575)
                                                                  --------

FINANCING ACTIVITIES                                               741,500
     Issuance of capital stock                                      (8,000)
                                                                  --------
     Share issue costs                                             733,500
                                                                  --------

INVESTING ACTIVITIES
     Assets acquired on business acquisition                       (50,000)
     Incorporation costs                                            (2,000)
                                                                  --------
                                                                   (52,000)
                                                                  --------

Change in cash during the period                                   554,925
Cash acquired on business acquisition                               44,501
                                                                  --------

Cash, end of period                                                599,426
                                                                  --------
                                                                  --------









      The accompanying notes are an integral part of these financial statements

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                              DECEMBER 31, 1998

                              (in U.S. Dollars)


NOTE 1 PURPOSE OF PROJECTION

The purpose of this projection is to illustrate the effect of the proposed acquisition (Note 4) as if it occurred on or about December 31, 1998. Specifically, it has been assumed that $500,000 is raised through a private placement and the Company paid $ 50,000 for the Apex acquisition. The letter of intent is non-binding.

Included in the projection are the actual results for the interim period ended October 23, 1998 for which audited financial statements have been prepared. Management has estimated expenditures for the Proforma period from October 24, 1998 to December 31, 1998 and combined these with October 23, 1998 expenditures to arrive at December 31, 1998 period to date figures. Management prepared this projection on October 31, 1998.

The Company will be following the consolidation method in accounting for its proposed investment in Apex Canadian Holidays Ltd. For purposes of these Proforma financial statements, the Company has included the actual balance sheet for Apex Canadian Holidays Ltd. as at its year end date of February 28, 1998 as an estimate of its Proforma balance sheet on December 31, 1998.

Since this projection is based on assumptions regarding future events, actual results will vary from the information presented and the variations may be material.

NOTE 2 INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated on June 17, 1998 in Nevada. U.S.A.

The Company was organized with the intent to be a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world.

NOTE 3 BASIS OF CONSOLIDATION

These Proforma consolidated interim financial statements include the accounts of Zstar Enterprises, Inc. and its 100% subsidiary, Apex Canadian Holidays Ltd.

NOTE 4 ACQUISITION OF APEX CANADIAN HOLIDAYS LTD.

On December 31, 1998 the Company proposes to purchase 100% of the common shares of Apex Canadian Holidays Ltd. for cash consideration of $50,000. The underlying assets and liabilities acquired have been assigned the following values:


Cash                                             $   44,501

Accounts receivable                                  65,656

Prepaid expenses and  deposits                       19,320

Capital assets                                        3,317

Goodwill                                             60,444

Accounts payable and accrued liabilities           (143,238)
                                                 ----------

                                                 $   50,000
                                                 ----------
                                                 ----------


The investment in Apex Canadian Holidays Ltd. exceeded the book value of the net assets acquired by $52,444. This excess has been allocated to goodwill and is being amortized over 40 years.

NOTE 5 RELATED PARTY TRANSACTION

Joist Management Ltd. is related by management contract to provide administrative and general office services to the Company at a rate of $10,000 per month until May 31, 1999. None of the shareholders, officers or directors of Joist Management Ltd. are shareholders of Zstar Enterprises, Inc. During the period, the Company was charged $112,720 for administrative services.

NOTE 6 CAPITAL STOCK AND CONTRIBUTED SURPLUS

During the period, the Company issued the following common shares:

                                 Total              Capital
                                 Cash                Stock            Contributed
       # of Shares             Proceeds           At Par value          Surplus

 1,500,000 at $0.001           $  1,500             $ 1,500            $      -

  9,000,000 at $0.01             90,000               9,000              81,000

     50,000 at $3.00            150,000                  50             149,950

    166,667 at $3.00            500,000                 166             499,834
                               --------             -------            --------

                               $741,500             $10,716            $730,784

Less shares issue costs:          8,000                   -               8,000
                               --------             -------            --------

                               $733,500             $10,716            $722,784
                               --------             -------            --------
                               --------             -------            --------

NOTE 7 INCOME TAXES

The Company has an interim net loss and other expenditures which may give rise to future income tax benefits. The potential benefit from these losses has not been reflected in these financial statements.

NOTE 8 LOSS PER SHARE

Loss per share information has not been disclosed as it is not considered meaningful at this stage of the Company's development.

NOTE 9 CONTINUING OPERATIONS

These financial statements have been based upon accounting principles which presume the realization of assets and settlement of liabilities as they become due in the course of continuing operations. The Company's ability to maintain operations is contingent upon successful completion of additional financing arrangements.

                                    PART III


ITEM 1  INDEX TO EXHIBITS


 EXHIBIT #                               DESCRIPTION
 ---------                               -----------

 Exhibit 3(i)                            Articles of Incorporation

 Exhibit 3(ii)                           By-laws

 Exhibit 4.1                             Specimen stock certificate evidencing
                                         shares of Common Stock

 Exhibit 4.2                             Form of Subscription Agreement used by
                                         the Company

 Exhibit 10                              Management Agreement dated June 20,
                                         1998; Web Development and Hosting Agreement
                                         dated October 15, 1998

 Exhibit 11                              Statement re:  computation per share
                                         earnings is stated elsewhere in this
                                         Filing

 Exhibit 27                              Financial data schedule

 Exhibit 99                              Securities Purchase Agreement with
                                         Apex Travel Ltd. dated as of February
                                         28, 1999; Promissory Note dated February
                                         28, 1999

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ZSTAR ENTERPRISES, INC.



                                       ------------------------
                                       Chui Keung Ho, President



Date:  April 30, 1999